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Kestenbaum Capital, LLC
12/18/2023
Exhibits
B. By-Laws- Kestenbaum Capital, LLC Bylaws

Kestenbaum Capital, LLC Bylaws Updated
May 9th, 2023


1.	Name and Purpose of the LLC-
Kestenbaum Capital, LLC ("The LLC"). The primary purpose of the
LLC is to generate positive returns by developing, managing, and maintaining investment companies registered under the Investment
Company Act of 1940.


2.	Management Structure-
The LLC is wholly owned by its founder, Roy Kestenbaum. Roy
Kestenbaum will act as the LLC's president, as such he will be responsible for the allocation of the LLC's working staff and assets.


3.	Member's Voting-
The LLC has only one current member. Upon the inclusion of additional members, the LLC will hold votes upon arising issues relevant to the LLC's operation. Voting will be done on a pro rata basis, such that each member's voting power is proportionate to its ownership stake in the LLC.


4.	Recordkeeping and Reporting-
As the LLC is in the business of developing and managing investment companies registered under the Investment Company Act of 1940, the LLC will comply with the recordkeeping and reporting requirements pursuant to the SEC, IRS, the Investment
Company Act of 1940, and other regulatory bodies and acts.


5.	Differentiation Between LLC Members and Fund Shareholders-
The LLC is in the business of developing and managing investment management companies and as such, there will be shareholders of the LLC's underlying funds.
It is important to differentiate between members of the LLC and shareholders of the LLC's underlying funds.
Shareholders of the LLC's underlying funds become shareholders of the underlying funds by purchasing shares of the LLC's fund at that fund's respective NAV. Fund shareholders are NOT considered members of the LLC.
Members of the LLC are NOT shareholders of the LLC's underlying funds (unless they have previously purchased shares at the fund's NAV) and do NOT become shareholders of any underlying fund of the LLC by becoming members of the LLC.
LLC members are considered owners of Kestenbaum Capital, LLC and NOT owners of any shares in any of the LLC's underlying funds. Upon meeting certain requirements and conditions set forth by the existing LLC members, new potential LLC members can be voted into that position by a simple majority vote of the existing LLC members.



6.	Dissolution and Termination-
The LLC has no expiration date and will only dissolve under the following circumstances:
a.	Severe insolvency.
b.	Unanimous member agreement- if all of the LLC's
members unanimously agree to dissolve the LLC.
c.	Lack of LLC members- if, for any reason, the LLC does
not have any members available for the continuation of
the LLC's operations.
d.	Court order
Upon termination of the LLC, the LLC's assets will be liquidated, liabilities will be paid off proportionately by its members, and any remaining assets leftover will be distributed to the LLC's members proportionate to each member's ownership stake of the LLC.


7.	Amendments to Bylaws-
The LLC's members will be given notice of any proposed amendment to the LLC's bylaws. Once all members have been notified of the proposed amendment, the proposal will be voted upon by the LLC's members. The vote will be a majority vote (at least 50%), where each member's voting power is proportionate to their individual ownership stake in the LLC.